Exhibit 99.1

Uranium Royalty Corp. Obtains Shareholder Approval for Arrangement and Provides Corporate Update

Vancouver, British Columbia – July 20, 2026 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce shareholder approval of its previously announced plan of arrangement, as contemplated by an arrangement agreement, dated as of April 16, 2026 (the “Arrangement Agreement”), by and between the Company, certain affiliated entities of Orion Resource Partners (USA) LP (the “Orion Sellers”) and HRG Metals LP, a subsidiary of the Ontario Teachers’ Pension Plan (together with the Orion Sellers, the “Sweetwater Investors”), pursuant to which the Sweetwater Investors agreed to contribute and sell their approximately 92% interest in certain entities holding trona royalty assets and landholdings in Wyoming, Utah and Colorado, United States (the “Sweetwater Entities”), to Uranium Royalty Corp., a newly formed parent company incorporated in Delaware (“New URC”). The Arrangement Agreement will result in the combination of the Company and the Sweetwater Entities under New URC.

At the meeting, Company shareholders voted approximately 99.43% of the Company’s outstanding shares, present in person or represented by proxy, in favour of the Arrangement. Detailed voting results for the meeting will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Completion of the Arrangement remains subject to receipt of a final order from the Supreme Court of British Columbia approving the Arrangement and the satisfaction of certain customary closing conditions. It is currently expected that the Arrangement will close on or about July 27, 2026.

Subject to the completion of the Arrangement and compliance with applicable listing requirements, it is expected that the common stock of New URC will be listed and posted for trading on the Nasdaq Stock Market LLC (the “NASDAQ”) on or about July 28, 2026.

Subject to the completion of the Arrangement and compliance with requirements of the TSX and the applicable securities regulators, the common shares of the Company will be delisted from the TSX on or about July 28, 2026 and it is expected the Company will cease to be a reporting issuer in all jurisdictions of Canada in which it is currently a reporting issuer, each on or about July 28, 2026.

Corporate Update

Andy Marshall will step down as Chief Financial Officer of the Company following the Arrangement, effective July 29, 2026, to pursue other opportunities. Eason Chen will be appointed Interim Chief Financial Officer at such time. The Company thanks Mr. Marshall for his service and contributions to the Company.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium.

This press release is for informational purposes only and shall not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of the Company or New URC. The New URC securities to be issued pursuant to the Arrangement will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.”

Forward-Looking Information

Certain statements in this news release may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements include statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. Forward-looking statements include, but are not limited to statements with respect to the completion and timing of the Arrangement; receipt of the final court order; satisfaction or waiver of closing conditions; the expected transition of CFO; the expected listing of New URC on the NASDAQ; the expected delisting of the Company’s common shares from the TSX; and the Company ceasing to be a reporting issuer in Canada. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends”, “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, any inability to satisfy the conditions of the Arrangement, market conditions, share price, uranium price volatility and risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings of the Company with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

SOURCE Uranium Royalty Corp.

For further information:

Scott Melbye - Chief Executive Officer

Email: smelbye@uraniumroyalty.com

Investor Relations:

Toll Free: 1.855.396.8222

Email: info@uraniumroyalty.com

Website: www.UraniumRoyalty.com

Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2

Phone: 604.396.8222